Exhibit 2(e)

The Mexico Fund, Inc.

Distribution Reinvestment and Stock Purchase Plan

Dear Shareholder:

This brochure summarizes, in question and answer form, the details of the Distribution Reinvestment and Stock Purchase Plan (the “Plan”) established by The Mexico Fund, Inc. (the “Fund”). The Plan has two distinct features:

Distribution Reinvestment. The Plan provides a convenient way to increase your holdings in the Fund by acquiring additional shares of the Fund’s common stock through the reinvestment of cash distributions.1

If you decide to participate in the Plan, American Stock Transfer and Trust Company LLC (the “Plan Agent”) will automatically invest your distributions (net of any applicable withholding tax) in shares of the Fund for your account. You can expect to receive a confirmation statement with respect to the distributions made under the Plan. If the Fund decides to declare a distribution in stock with an option to receive cash (at the election of the shareholder), and you elect to receive cash, your distribution will also be automatically invested in shares of the Fund under the Plan.

Stock Purchase Option. Even if you do not reinvest distributions under the Plan, you can still choose to purchase additional Fund shares at any time, by providing cash payments to the Plan Agent to effect purchases in the open market on your behalf. Cash payments made pursuant to this option will be invested in Fund shares on a monthly basis. Shareholders can also authorize the Plan Agent to make automatic monthly purchases of Fund shares. Shareholders that use this stock purchase option are not obligated to reinvest distributions received from the Fund shares purchased, but can choose to receive those distributions in cash.

Participation in the Plan is entirely voluntary and, subject to the terms of the Plan, you may join or withdraw at any time.

If your shares are held in the name of any brokerage firm, bank or other nominee, you should contact your nominee to see if it will participate in the Plan on your behalf. If you wish to participate in the Plan, but your brokerage firm, bank, or other nominee is unable to accommodate you, you should request your nominee to re-register your shares in your own name to permit you to participate in the Plan.

We invite you to review the Plan. We believe that the Plan offers you an excellent and convenient vehicle through which you can maintain your investment in The Mexico Fund, Inc.

Sincerely,

Emilio Carrillo Gamboa

Chairman of the Board

José Luis Gómez Pimienta

President

[1]

Cash distributions may be reinvested under the Plan regardless of the character of such distributions for accounting and tax reporting purposes (i.e., regardless of whether the distribution consists of net investment income, capital gains or a return of capital).

You will receive a detailed account statement from American Stock Transfer and Trust Company LLC, your Plan Agent showing (as applicable) total distributions and/or optional cash payments, the date of investment, the number of Fund shares acquired and price per share, and total Fund shares of record held by you and by the Plan Agent on your behalf. Shares purchased on your behalf by the Plan Agent will be voted by the Plan Agent if you provide voting instructions.

As long as you participate in the Plan, American Stock Transfer and Trust Company LLC, as your Plan Agent, will hold the shares it has acquired for you in safekeeping, in non-certificated form. This convenience provides added protection against loss, theft, or inadvertent destruction of certificates.

How to Enroll

To enroll in the Distribution Reinvestment and Stock Purchase Plan, please review the Terms and Conditions in this brochure. Then all you need to do is:

•	Complete and sign the attached authorization card; and

•	Mail the card to American Stock Transfer and Trust Company LLC; or

•	You may also enroll at www.amstock.com.

To have your distributions reinvested in shares of common stock of the fund, the authorization must be received by the Plan Agent by the record date for such distributions.

If your shares are held in nominee or “street name” through a broker, bank or other nominee who does not provide an automatic reinvestment service and you wish to have distributions reinvested in shares of the Fund, you must notify such nominee and request that the change be made on your behalf or that your shares be re-registered in your own name.

How Does Distribution Reinvestment Work?

When the Fund pays a cash distribution, non-participants in the Plan will receive cash. If you choose to participate in the Plan, your entire distribution (and any stock distribution which you have instead elected to receive in cash) will be promptly invested for you, automatically increasing your holdings in the Fund. This will occur regardless of whether the distribution consists of net investment income, capital gains or a return of capital (or some combination thereof). If the market price of shares on the valuation date is lower than the net asset value, then you will receive shares purchased on the New York Stock Exchange or otherwise on the open market. If the market price is equal to or exceeds the net asset value before the Plan Agent has completed its purchases, shares will be acquired by the Plan Agent from the Fund, which will issue new shares at the market price. If the Fund declares a distribution payable in cash and the market price of shares on the valuation date equals or exceeds the net asset value, the Fund will issue new shares to you at the market price. If the Fund declares a distribution payable (i) only in stock or (ii) in stock unless the shareholder elects to receive cash, shareholders not electing to receive cash will receive the distribution in newly issued Fund shares on the terms and conditions established by the Fund’s Board of Directors for that distribution, and the Plan is not applicable to such distribution. All reinvestments of distributions under the Plan are in full and fractional shares, carried to three decimal places. The Fund will not issue shares under the Plan at a price below net asset value.

Will my Entire Distribution be Reinvested?

As a registered shareholder in the Plan, the entire amount of your distribution will be reinvested in shares. For any balance that is not sufficient to purchase a full share, American Stock Transfer and Trust Company LLC will credit your account with a fractional share interest computed to three decimal places. The fractional share interest is included in all subsequent distributions, and you have voting rights on all full and fractional shares acquired under the Plan.

Are Distributions that are Reinvested Subject to Income Taxes?

The automatic reinvestment of distributions will not relieve you of any income tax which may be payable on such distributions.

Generally, shareholders receiving shares under the Plan will be treated as having received a distribution equal to the amount payable to them in cash as a distribution had the shareholder not participated in the Plan.

Is There a Cost to Have Distributions Reinvested?

There is no charge to participants for reinvesting distributions. The Plan Agent’s fees for the handling of reinvestment of distributions will be paid by the Fund. There will be no brokerage charges with respect to shares issued directly by the Fund as a result of distributions payable in cash. Whenever shares are purchased on the New York Stock Exchange or otherwise on the open market, each participant will pay a pro rata portion of brokerage commissions. Brokerage charges for purchasing shares through the Plan are expected to be less than the usual brokerage charges for individual transactions, because the Plan Agent will purchase stock for all participants in blocks, resulting in lower commissions for each individual participant Brokerage commissions will be deducted from amounts to be invested.

How do I purchase additional shares through the Stock Purchase Option?

You can purchase additional shares at any time by making optional cash payments, regardless of whether you have elected to have distributions reinvested under the Plan. The minimum investment for an optional cash payment is $25.00; you may vary the amount of your investment as long as it equals or exceeds this $25.00 minimum.

To make an investment online, log on to www.amstock.com and select “Shareholder Account Access.” You will be prompted to enter your ten digit account number (provided to you on your account statement) and your social security number (or PIN number, if you do not have a social security number). From the left toolbar, select “Purchase Additional Shares.” You may then complete your optional cash investment in two simple steps.

Optional cash payments may also be mailed to the Plan Agent with the tear-off portion of your account statement (sent in conjunction with each scheduled distribution) or purchase transaction advice, or via detailed written instructions.

You may also authorize the Plan Agent, on an enrollment application or the Plan Agent’s website, to make monthly purchases of a specified dollar amount, paid for by automatic withdrawal from your bank account. Funds will be withdrawn from your bank account, via electronic funds transfer (EFT), on the 10th day of each month (or the next following day if the 10th is not a business day). To terminate monthly purchases by automatic withdrawal, you must send the Plan Agent written, signed instructions. It is your responsibility to notify the Plan Agent if your direct debit information changes. There is a transaction fee of $2.50 and $0.10 commission for this service.

You do not have to reinvest distributions when making an optional cash payment investment. You can choose to have your distributions paid out in cash.

When will Cash Payments be Invested under the Stock Purchase Option?

Optional cash payments will be invested on the 25th of each month. However, if the 25th is a Saturday, Sunday or Holiday then the investment will be made the next business day the market is open. However, in those months that the Fund pays a distribution, the investment date will be the payment date.

Will I be Issued Stock Certificates for Each Transaction?

No. However, if a stock certificate is desired, it must be requested in writing. Certificates will be issued only for full shares. You may also request the issuance of share certificates via the website www.amstock.com or by calling the toll free number at 1-877-573-4007.

Once Enrolled in the Plan, How May I Withdraw from It?

You may withdraw from the Plan without penalty at any time by notice to the Plan Agent. If your request to withdraw from the Plan is received more than three business days before any distribution payment date then that distribution will be paid out in cash. If your request to withdraw from the Plan is received less than three business days prior to any distribution payment date then that distribution will be reinvested. However, all subsequent distributions would be paid out in cash on all balances.

Should you choose to withdraw any shares from the Plan or discontinue your participation in the Plan, you will receive a certificate or certificates for the appropriate number of full shares, along with a check in payment for any fractional share interest you may have. The payment for the fractional shares will be valued at the market price of the Fund’s shares on the date your termination is effective. In lieu of receiving a certificate, you may request the Plan Agent to sell part or all of your shares at market price and remit the proceeds to you, net of any brokerage commissions.

Whom Should I Contact for Additional Information?

If you hold shares in your own name, please address all notices, correspondence, questions, or other communications regarding the Plan to:

American Stock Transfer and Trust Company LLC

Attention: Plan Adminstration Department

P.O. Box 922, Wall Street Station

New York, NY 10269-0560

or visit

www.amstock.com

or call

1-877-573-4007

If your shares are not held in your name, you should contact your broker, bank, or other nominee for more information and to determine if your nominee will participate in the Plan on your behalf.

The Mexico Fund, Inc. reserves the right to amend or supplement the Plan at any time but only by mailing to participants appropriate written notice at least 30 days prior to the effective date thereof, except when necessary or appropriate to comply with applicable laws or the rules or policies of the Securities and Exchange Commission or any other regulatory authority.

TERMS AND CONDITIONS

OF DISTRIBUTION REINVESTMENT AND STOCK PURCHASE PLAN

1.    American Stock Transfer and Trust Company LLC (the “Plan Agent”) will act as Plan Agent and will open an account for a participating shareholder (“participant”) under the Distribution Reinvestment and Stock Purchase Plan (the “Plan”) in the same name as that in which his or her present shares are registered. With respect to the reinvestment of distributions, the Plan Agent will put the Plan into effect as of the first record date for a distribution after the Plan Agent receives the authorization duly executed by such participant.

2.     (a)    Whenever the Fund declares a cash distribution, plan participants will receive the distribution in the manner described in clauses (b) and (c) of this paragraph 2 as determined on the date the distribution becomes payable or such other date as may be specified by the Board (the “valuation date”). The Plan Agent will apply the entirety of the distribution to purchase shares of common stock in the open-market or from the Fund as soon as practicable after the payment date of the distribution, but in no event later than 30 days after such date, except where necessary to comply with applicable provisions of the federal securities laws (the “purchase period”). Distributions may be reinvested under the Plan regardless of the character of such distributions for accounting or tax reporting purposes (i.e., regardless of whether the distribution consists of net investment income, capital gains, a return of capital or some combination thereof). If the Fund decides to declare a distribution in stock with an option to receive cash (at the election of the participant), and the participant elects to receive cash, the participant’s distribution will automatically be invested in shares of the Fund under the Plan.

(b)    If the market price of the Fund’s common stock is equal to or exceeds the net asset value per share on the valuation date for the purpose of determining the number of shares of common stock equivalent to the distribution, participants will be issued shares of common stock valued at the then current market price. Participants will receive their distribution entirely in shares of common stock, and the Plan Agent shall automatically receive the shares of common stock, including fractions, for all participants’ accounts.

(c)    If the net asset value per share of the Fund’s common stock on the valuation date exceeds the market price of the common stock at such time, the Plan Agent will, as purchasing agent for the participants, buy shares of common stock in the open market, on the New York Stock Exchange (the “NYSE”) or elsewhere, for each participant’s account during the purchase period described below. If, before the Plan Agent has completed its purchases, the market price is equal to or exceeds the net asset value per share as last determined, the Plan Agent shall suspend making open-market purchases and shall invest the balance available in newly issued shares valued at the then current market value. In any case in which the Plan Agent is unable to invest the full distribution amount in open market purchases during the purchase period, the Plan Agent will invest the balance available in newly issued shares of common stock valued at the greater of the net asset value per share or of the current market value as determined on the last business day during the purchase period. If the Fund decides to declare a distribution in stock with an option to receive cash (at the election of the participant), and the participant elects to receive cash, the participant’s distribution will automatically be invested in shares of the Fund under the Plan.

3.    Whenever the Fund declares a distribution payable (i) in stock only or (ii) in stock unless the shareholder elects to receive cash, all shareholders not electing for cash will receive the distribution in newly issued shares of common stock on identical terms and conditions as established by the Fund’s Board of Directors, and the terms of this Plan shall not apply to such a distribution.

4.    For all purposes of the Plan: (a) the market price of the Fund’s common stock on a particular date shall be the last sale price on the NYSE at the close of business on that date, or if there is no sale on the NYSE on such date, then the mean between the closing bid and asked quotations for such stock on such Exchange on such date; and (b) net asset value per share of the Fund’s common stock on a particular date shall be as determined by or on behalf of the Fund.

5.    Open-market purchases provided for above may be made on any securities exchange where the Fund’s common stock is traded, in the over-the-counter market or in negotiated transactions. Open-market repurchases may be on such terms as to price, delivery and otherwise as the Plan Agent shall determine. For the purposes of purchases in the open market the Plan Agent may aggregate purchases with those of other participants, and the average price (including brokerage commissions) of all shares purchased by the Plan Agent shall be the price per share allocable to all participants.

6.     (a)    A shareholder, regardless of whether he or she has chosen to reinvest distributions under the Plan, can elect to purchase additional shares at any time by making optional cash payments. The minimum investment under this option is $25.00. To make an investment online, participants may log on to www.amstock.com and select “Shareholder Account Access.” Participants will be prompted to enter their ten digit account number (provided to each participant on his or her account statement) and their social security number (or PIN number, if a participant does not have a social security number. From the left toolbar, participants should select “Purchase Additional Shares.” Participants may then complete their optional cash investment in two simple steps.

(b)    Optional cash payments may also be mailed to the Plan Agent with the tear-off portion of an account statement (sent in conjunction with each scheduled distribution) or purchase transaction advice, or via detailed written instructions.

(c)    Shareholders may also authorize the Plan Agent, on an enrollment application or the Plan Agent’s website, to make monthly purchases of a specified dollar amount, paid for by automatic withdrawal from your bank account. Funds will be withdrawn from a participant’s bank account, via electronic funds transfer (EFT), on the 10th day of each month (or the next following day if the 10th is not a business day). To terminate monthly purchases by automatic withdrawal, a shareholder must send the Plan Agent written, signed instructions. It is the shareholder’s responsibility to notify the Plan Agent if the shareholder’s direct debit information changes. There is a transaction fee of $2.50 and $0.10 commission for this service.

(d)    Shareholders do not have to reinvest distributions when making an optional cash payment investment. Shareholders can choose to have their distributions paid out in cash.

7.    Optional cash payments will be invested on the 25th of each month. However, if the 25th is a Saturday, Sunday or Holiday then the investment will be made the next business day the market is open. However, in those months that the Fund pays a distribution, the investment date will be the payment date.

8.    The Plan Agent will hold shares acquired pursuant to this Plan, together with the shares of other participants acquired pursuant to this Plan, in noncertificated form in the Plan Agent’s name or that of its nominee. The Plan Agent will forward to participants any proxy solicitation material and will vote any shares so held for participants in accordance with the proxies returned by the participants to the Fund. Upon any participant’s written request, the Plan Agent will deliver to him or her, without charge, a certificate or certificates for the full shares held by the Plan Agent on his or her behalf.

9.    The Plan Agent will confirm to each participant acquisitions made for its account as soon as practicable but not later than 60 days after the date thereof. Although participants may from time to time have an undivided fractional interest (computed to three decimal places) in a share of the Fund, no certificates for fractional shares will be issued. However, distributions on fractional shares will be credited to participant accounts. In the event of termination of an account under the Plan, the Plan Agent will adjust for any such undivided fractional interest in cash at the market price of the Fund’s shares at the time of termination.

10.    Any stock distributions or split shares distributed by the Fund on shares held by the Plan Agent for participants will be credited to participants’ accounts. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the Plan Agent will sell such rights and apply the proceeds of the sale to the purchase of additional shares for the account of the participants.

11.    The Plan Agent’s service fee for handling distributions will be paid by the Fund. Participants will be charged a pro rata share of brokerage commissions on all open market purchases.

12.    Participants may terminate their participation under the Plan by notifying the Plan Agent in writing, through the internet at www.amstock.com or by telephone at 1-877-573-4007. Such termination will be effective immediately if notice is received by the Plan Agent more than three days prior to any distribution payment date. Then that distribution will be paid out in cash. However, if the notice is received less than three days prior to any distribution payment date then that distribution will be reinvested. However, all subsequent distributions will be paid out in cash on all balances. The Plan may be terminated by the Plan Agent or the Fund upon 90 days’ notice in writing mailed to participants. Upon any termination, the Plan Agent will cause a certificate or certificates for the appropriate number of full shares held for participants and a cash adjustment for any fractional share (valued at the market price of the shares at the time of termination) to be delivered to participants less a transaction fee of $15.00 and $0.10 commissions. If a participant elects by notice to the Plan Agent in writing in advance of such termination to have the Plan Agent sell part or all of his or her shares and remit the proceeds to him or her, the Plan Agent is authorized to deduct a brokerage commission for this transaction from the proceeds. If a participant disposes of all shares registered in his or her name on the books of the Fund, the Plan Agent may, at its option, terminate the participant’s account or determine from the participant whether he or she wishes to continue his or her participation in the Plan. However, if a participant’s shares are held in nominee or “street name” through a broker, bank or other nominee, the participant must notify the nominee if he or she wishes to terminate his or her account as established under the Plan.

13.    These terms and conditions may be amended or supplemented by the Plan Agent or the Fund at any time or times but only by mailing to participants appropriate written notice at least 30 days prior to the effective date thereof, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority. The amendment or supplement shall be deemed to be accepted by participants unless prior to the effective date thereof, the Plan Agent receives written notice of termination of a participant account under the Plan. Any such amendment may include an appointment by the Plan Agent in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Agent under these terms and conditions. Upon any such appointment of an agent for the purpose of receiving distributions, the Fund will be authorized to pay to such successor agent, for a participant’s account, all distributions payable on common stock of the Fund held in a participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

14.    The Plan Agent shall at all times act in good faith and agree to use its best efforts within reasonable limit to insure the accuracy of all services performed under this Agreement and to comply with applicable law, but shall assume no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Agent’s negligence, bad faith or willful misconduct of it or its employees.

15.    The participant shall have no right to draw checks or drafts against his or her account or to give instructions to the Plan Agent in respect to any shares or cash held therein except as expressly provided herein.

16.    Any notice, instruction, request or election which by any provision of the Plan is required or permitted to be given or made by the participant to the Plan Agent shall be in writing addressed to the American Stock Transfer and Trust Company LLC, Attention: Plan Administration Department, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or such other addresses as the Plan Agent shall furnish to the participant, by visiting www.amstock.com or by calling 1-877-573-4007, and shall have been deemed to be given or made when received by the Plan Agent.

17.    The participant agrees to notify the Plan Agent promptly in writing of any change of address. Any notice or other communication which by any provision of the Plan is required to be given by the Plan Agent to the participant shall be in writing and shall be deemed to have been sufficiently given for all purposes by being deposited postage prepaid in a post office letter box addressed to the participant at his or her address as it shall last appear on the Plan Agent’s records.

18.    This Agreement and the account established hereunder for the participant shall be governed and construed in accordance with the laws of the State of New York and the rules and regulations of the Securities and Exchange Commission as they may be changed or amended from time to time.